FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued: Thursday 15 March 2012, London UK - LSE Announcement

GlaxoSmithKline provides further update on divestment of non-core over-the-counter (OTC) brands

- Agreement reached to divest brands in Europe to Omega Pharma for €470m (£391m)
- Announcement follows divestment of brands in USA and Canada completed in January 2012
- Process continues for divesting brands in international markets and global rights for alli

In February 2011, GSK announced its intention to divest non-core Consumer Healthcare OTC products predominantly in the United States and Europe with aggregate sales of approximately £500 million.  The proposed divestment is designed to realise value for shareholders and simplify GSK's Consumer Healthcare business by enabling it to focus on priority brands and markets.

Brands in Europe

GSK today announced that it has reached agreement to divest the previously identified non-core OTC brands in Europe to Omega Pharma for €470 million (£391 million) in cash.

The brands being divested include Lactacyd, Abtei, Solpadeine, Zantac, Nytol and Beconase and generated sales of approximately £185 million in 2011.  It is expected the divestment will complete in Q2 2012, subject to regulatory approvals.

The net cash proceeds from the transaction are expected to be approximately £310 million.  These will be returned to shareholders during 2012.

The net profit on disposal of the assets (including all transaction costs) is estimated to be approximately £230 million (pre-tax), £190 million (post-tax).  The pre-tax profit will be recorded in Other Operating Income following completion of the disposal and will be excluded from core operating profit and EPS.

As part of the agreement, Omega will be acquiring the Herrenberg manufacturing site which is located in Germany and employs approximately 110 people.  A number of the brands that are being divested are manufactured at Herrenberg and it is anticipated that existing employees will transfer with the site to Omega Pharma under the provisions of German employment law.

GSK's Chief Financial Officer, Simon Dingemans said: "The divestment of our non-core brands in Europe builds on the recent successful sale of our US and Canadian assets. Given the continued economic challenges across the Eurozone, I am pleased that we have been able to transact these assets at a good price for GSK.  The objective of this divestment process is to generate attractive returns for shareholders as well as simplifying our ongoing Consumer business and enabling it to focus on its priority brands and markets."

Brands in USA and Canada

In December 2011, GSK announced that it had reached agreement with Prestige Brands Holdings, Inc, to divest brands in the USA and Canada for £426 million ($660 million) and net cash proceeds of approximately £242 million.  The vast majority of the transaction was completed at the end of January 2012 and the net proceeds will be returned to shareholders via a supplemental dividend of 5p to be paid with the fourth quarter 2011 ordinary dividend.

Brands in international markets and global rights for alli

GSK remains in active discussions regarding the divestment of the remaining brands in markets outside of Europe and North America.  The OTC brands in these markets generated sales of approximately £60 million in 2011.

The company continues to plan to divest alli. However, pending the resolution of a temporary third party supply interruption, the process to divest alli has been delayed.

About Omega Pharma

Omega Pharma is an OTC healthcare company headquartered in Nazareth (Belgium) with operations in 35 countries across Europe and selected emerging markets.  Its products are sold across an extensive network of pharmacies and related retail outlets. For further information please visit www.omega-pharma.com.

V A Whyte
Company Secretary
15 March 2012

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Stephen Rea	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Kevin Colgan	+1 919 483 2839	(North Carolina)
	Melinda Stubbee	+1 919 483 2839	(North Carolina)
	Sarah Alspach	+1 919 483 2839	(Washington, DC)
	Jennifer Armstrong	+1 919 483 2839	(Philadelphia)

Analyst/Investor enquiries:	Sally Ferguson	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+ 44 (0) 20 8047 5503	(London)
	Jeff McLaughlin	+ 1 215 751 7002	(Philadelphia)
	Ziba Shamsi	+ 44 (0) 20 8047 3289	(London)

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk factors' in the 'Financial review & risk' section in the company's Annual Report 2011 included as exhibit 15.2 to the company's Annual Report on Form 20-F for 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 15, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc